Goodwin Procter LLP 100 Northern Avenue Boston, MA02210 goodwinlaw.com +1 617 570 1000

January 29, 2021

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Gessert and Jeffrey Gabor

Re:	Vaccitech Limited Draft Registration Statement on Form S-1 Submitted December 23, 2020 CIK No. 0001828185

Dear Messrs. Gessert and Gabor:

On behalf of our client, Vaccitech Limited (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated January 19, 2021 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on December 23, 2020.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 submitted December 23, 2020

Prospectus Summary
Overview, page 4

1.	Please revise your pipeline table on pages 4 and 119 and the images on pages 134 and 137 so that all information is clearly legible.

RESPONSE: The Company respectfully advises the Staff that it has updated the pipeline table on pages 4 and 119 and the graphics on pages 134 and 137 of the Amended DRS to increase the resolution in response to the Staff’s comment.

2.	Please revise to provide support for your statement that modified vaccinia Ankara are "well-validated" with "demonstrable safety profiles."

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amended DRS in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 8

3.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

Risk Factors
The intellectual property landscape around immunotherapeutics and viral-vector based vaccines..., page 57

4.	We note that you are aware of third-party patents in the United States with claims which may be relevant to your VTP-300 product candidate. Please expand your disclosure in the Business section and other sections as appropriate to discuss this issue, the type of protection covered by this patent, and any material consequences you expect if such claims are invalidated.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on page 165 of the Amended DRS in response to the Staff’s comment. The Company further advises the Staff that if the third-party patents with claims that may be relevant to VTP-300 are invalidated, then there would be no material consequence to the development and commercialization of VTP-300 because the patents would no longer be valid and enforceable against the Company. The Company respectfully submits to the Staff that the potential consequences to the Company if the third-party claims are asserted against are that (i) we may have to argue that the manufacture, use, sale or importation of our VTP-300 product candidate in the United States does not infringe any valid claim of the asserted patent, and (ii) there is no assurance that a court would find in our favor on questions of infringement or validity, as described on page 57 of the Amended DRS.

Use of Proceeds, page 92

5.	Please expand to disclose the approximate amount of proceeds that you intend to allocate toward each of the programs. In your revised disclosure, please also indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs.

RESPONSE: The Company respectfully advises the Staff that once it has an estimated offering size, it will disclose the allocation of the proceeds from the offering and how far such proceeds will allow the Company to advance the continued development of each of its programs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting policies and significant judgments and estimates Share Based Compensation, page 114

6.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its ordinary shares and the reasons for any differences between the recent valuations of its ordinary shares leading up to the IPO and the estimated offering price.

Business
Strengths of Our Platform
Favorable tolerability profile, page 126

7.	We note that side effects of the ChAdOx1 vector in eleven clinical trials have been mostly mild to moderate. Please expand to disclose whether this vector has shown any significant safety issues or side effects and, if so, describe any such issues or effects.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 126 to 127 of the Amended DRS in response to the Staff’s comment.

Our Therapeutic Programs
Oncology
VTP-850: Our Next-Generation Immunotherapeutic Candidate for Prostate Cancer Clinical Development, page 141

8.	Please expand to disclose the location of the clinical trials of VTP-800 and the planned Phase 1/2a trial of VTP-850. Please make similar disclosure, as warranted, with respect to clinical trials of your other product candidates.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on pages 141 and 143 of the Amended DRS in response to the Staff’s comment.

Prophylactic Vaccine Candidates for the Prevention of COVID-19 Infection, page 153

9.	Please revise your disclosure related to AZD1222 to balance the positive aspects of the vaccine candidate with a similarly detailed discussion of any disadvantages it may have in relation to its competitors.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 153 to 154 of the Amended DRS in response to the Staff’s comment.

Our Collaboration and License Agreements, page 154

10.	For each of your collaboration and license agreements, please expand to disclose aggregate royalty and milestone payments that you have paid or received under the respective agreements and the expected expiry of the last to expire patent licensed under the agreements, as applicable.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on pages 154 to 162 of the Amended DRS to disclose the expected expiry of the last to expire patent licensed under each collaboration and license agreement in response to the Staff’s comment. The Company further advises the Staff that is has revised the disclosure on page 155 of the Amended DRS to disclose the aggregate royalties paid under the 2016 OUI License Agreement. The Company respectfully advises the Staff that no other royalty or milestone payments have been paid or received under its collaboration and license agreements, except as already disclosed in the Amended DRS.

Employees, page 182

11.	Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Regulation S-K Item 101(c)(2)(ii).

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 183 of the Amended DRS in response to the Staff’s comment.

Principal Shareholders, page 198

12.	Please identify the natural person(s) or public corporations with voting and/or dispositive power over the shares owned by each of your 5% or greater shareholders.

RESPONSE: The Company respectfully advises the Staff that it will revise the disclosure on page 198 to identify the natural persons or public corporations with voting and/or dispositive power over the shares owned by each of the Company’s 5% or greater shareholders in a subsequent amendment to the Draft Registration Statement.

Financial Statements
Note 12. Commitments and Contingencies, page F-25

13.	We note your general discussion of license agreements. Please revise to discuss any significant agreements and their related terms separately in the footnotes or, alternatively, confirm there are no other material license agreements.[1]

RESPONSE: The Company respectfully advises the Staff that the license agreements described in the Note 12 to the Financial Statements are the 2016 OUI License Agreement, the 2017 OUI License Agreement, the 2018 License Agreement and the 2019 OUI License Agreement described on pages 154 to 158 of the Amended DRS. The Company further advises the Staff that they do not believe these license agreements to be significant to the Company due to the low royalty and milestone payments associated with these agreements. The Company advises the Staff that, during the fiscal year ended December 31, 2019, it paid OUI £7,500 in royalty payments pursuant to the 2016 OUI License Agreement and it did not make any other material payments to OUI under the 2017 OUI License Agreement, the 2018 License Agreement and the 2019 OUI License Agreement. The Company further advises the Staff that the Company did not have any other material in-license or out-license agreements in the fiscal year ended December 31, 2019 other than those disclosed in the Financial Statements in the Amended DRS.

PART II - Information Not Required In Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-1

14.	Please expand your disclosure related to Issuances of Share Capital to name the persons or more clearly identify the class of persons to whom the securities were sold. Refer to Item 701(b) for guidance.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page II-1 of the Amended DRS in response to the Staff’s comment.

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If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	William Enright, Vaccitech Limited